SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended              June 30, 1998
                         ------------------------------------------------

                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number        0-24040




                      PENN FEDERAL SAVINGS BANK 401(k) PLAN


                        PennFed Financial Services, Inc.
                              622 Eagle Rock Avenue
                       West Orange, New Jersey 07052-2989

PENN FEDERAL SAVINGS BANK 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------




INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS AS OF JUNE 30, 1998 AND 1997 AND FOR THE YEAR ENDED JUNE 30, 1998:

   Statements of Net Assets Available for Benefits

   Statement of Changes in Net Assets Available for Benefits

   Notes to Financial Statements

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
   YEAR ENDED JUNE 30, 1998:

   Schedule of Assets Held for Investment Purposes (Item 27a)

   Schedule of Reportable Transactions - Transactions or Series of
     Transactions in Excess of 5% of Current Value of Plan Assets
     (Item 27d)



Supplemental Schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Penn Federal Savings Bank
401(k) Plan Trustees
West Orange, New Jersey

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of Penn Federal Savings Bank 401(k) Plan (the "Plan") as of June 30, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of June 30, 1998 and 1997, and the changes in net assets available for benefits for the year ended June 30, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of Plan management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


December 14, 1998

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 1998 AND 1997
-------------------------------------------------------------------------------------------------
                                                                         1998              1997
                                                                      ----------       ----------
ASSETS:
  Investments, at fair value:
    Investments held by Merrill Lynch Trust Company:
      Growth Fund for Investment and Retirement ...............       $  915,089       $  903,038
      Global Allocation Fund ..................................          643,082          580,426
      Basic Value Fund ........................................          825,022          623,600
      Capital Fund ............................................          523,654          459,131
      Corporate Intermediate Bond Fund ........................          280,032          267,052
      Ready Asset Trust Fund ..................................          253,317          257,354
      CMA Money Fund ..........................................           36,124           18,404
    PennFed Financial Services, Inc. Stock ....................          144,238           13,652
  Participant loans receivable ................................           86,530           91,857
                                                                      ----------       ----------

               Total investments ..............................        3,707,088        3,214,514
                                                                      ----------       ----------

  Receivables:
    Other accrued income ......................................               58               56
                                                                      ----------       ----------

               Total receivables ..............................               58               56
                                                                      ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS .............................       $3,707,146       $3,214,570
                                                                      ==========       ==========


The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                           Participant Directed
                                         -------------------------------------------------------------------------------------------

                                           Growth                                                                          PennFed
                                          Fund for                                             Corporate                  Financial
                                         Investment      Global        Basic                    Inter-       Ready    Services, Inc.
                                             and       Allocation      Value       Capital      mediate      Asset         Common
                                         Retirement       Fund          Fund        Fund       Bond Fund   Trust Fund       Stock
                                         ----------       ----          ----        ----       ---------   ----------       -----
NET INCREASE (DECREASE) IN NET
  NET ASSETS AVAILABLE FOR
  BENEFITS:
  Additions to fund:
    Employer's contributions             $ 20,551      $ 13,690      $ 13,595      $ 10,044     $ 4,753     $ 4,319        $ 22,462
    Participants' contributions            96,035        58,245        53,654        44,097      20,521      20,830          89,163
                                        ---------     ---------     ---------     ---------    ---------   ---------      ---------

           Total contributions            116,586        71,935        67,249        54,141       25,274      25,149        111,625

    Interest income                             -             -             -             -            -           -              -
    Investment  income                     76,747        70,837        48,766        37,378       15,209      12,553            535
    Net (depreciation) appreciation
      in fair value of investments        (94,871)      (34,489)       83,863        33,027        5,541           -         (4,692)
                                        ---------     ---------     ---------     ---------    ---------   ---------      ---------

          Total additions                  98,462       108,283       199,878       124,546       46,024      37,702        107,468
                                        ---------     ---------     ---------     ---------    ---------   ---------      ---------

  Deductions from fund:
    Payments to participants               68,059        45,676        35,645        40,158       26,991      14,709              -
                                        ---------     ---------     ---------     ---------    ---------   ---------      ---------

          Total deductions                 68,059        45,676        35,645        40,158       26,991      14,709              -
                                        ---------     ---------     ---------     ---------    ---------   ---------      ---------

NET INCREASE PRIOR TO
  INTER-FUND TRANSFERS                     30,403        62,607       164,233        84,388       19,033      22,993        107,468

INTER-FUND TRANSFERS                      (18,352)           49        37,189       (19,865)      (6,053)    (27,030)        23,118
                                        ---------     ---------     ---------     ---------    ---------   ---------      ---------

NET INCREASE (DECREASE)                    12,051        62,656       201,422        64,523       12,980      (4,037)       130,586

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR            903,038       580,426       623,600       459,131      267,052     257,354         13,652
                                        ---------     ---------     ---------     ---------    ---------   ---------      ---------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                 $ 915,089     $ 643,082     $ 825,022     $ 523,654    $ 280,032   $ 253,317       $ 144,238
                                        =========     =========     =========     =========    =========   =========       =========

                                        Participant           Other           CMA Money
                                           Loans           Unallocated          Fund               Total
                                           -----           -----------          ----               -----
NET INCREASE (DECREASE) IN NET
  NET ASSETS AVAILABLE FOR
  BENEFITS:
  Additions to fund:
    Employer's contributions              $      -             $  -          $      -             $ 89,414
    Participants' contributions                  -                -                 -              382,545
                                          --------             ----          --------          -----------

           Total contributions                   -                -                 -              471,959

    Interest income                          1,013                2                 -                1,015
    Investment  income                           -                -               436              262,461
    Net (depreciation) appreciation
      in fair value of investments               -                -                 -              (11,621)
                                          --------             ----          --------          -----------

          Total additions                    1,013                2               436              723,814
                                          --------             ----          --------          -----------

  Deductions from fund:
    Payments to participants                     -                -                 -              231,238
                                          --------             ----          --------          -----------

          Total deductions                       -                -                 -              231,238
                                          --------             ----          --------          -----------

NET INCREASE PRIOR TO
  INTER-FUND TRANSFERS                       1,013                2               436              492,576

INTER-FUND TRANSFERS                        (6,340)               -            17,284                    -
                                          --------             ----          --------          -----------

NET INCREASE (DECREASE)                     (5,327)               2            17,720              492,576

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR              91,857               56            18,404            3,214,570
                                          --------             ----          --------          -----------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                     $ 86,530             $ 58         $ 36,124         $ 3,707,146
                                            ========             ====         ========         ===========

The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
A. PLAN DESCRIPTION

   The following description of the Penn Federal Savings Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   1. Plan Agreement - The Plan was established January 1, 1990 as a defined contribution plan. Employees become eligible to participate in the Plan on January 1, April 1, July 1, or October 1, immediately after obtaining age twenty and one-half and completing three months of service, working 1,000 hours at Penn Federal Savings Bank (the "Bank").

   2. Contributions

      (a) Salary Deferral Contributions - An eligible employee may elect to have a percentage of compensation contributed to this Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 15% of their compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may contribute an amount not to exceed 10% of compensation on an after tax basis and may allocate their contributions to six different investment funds and to the common stock of PennFed Financial Services, Inc. In no event can the total amount deferred exceed $10,000 (adjusted annually).

      (b) Matching Employer Contributions - Pursuant to an amendment approved by the Bank's Board of Directors, the employer matching contribution is a discretionary matching contribution that varies between 25% and 100% of the participant's contribution (subject to certain limitations) depending on the Bank's financial performance.

      (c) Vesting - Participants are always vested with respect to their contributions plus actual earnings thereon. Vesting with respect to the Bank's contributions is 20% per year of service and 100% vesting after 5 years.

            Effective October 1, 1991, a resolution of the Board of Directors was passed allowing nondiscriminatory participant loans from the Plan. Loans are made for hardship situations only. Each loan must be adequately secured and the loan repayment must be made before any distribution of retirement benefits.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

   Investment Valuation and Income Recognition - Investments in mutual funds consisting of the Basic Value Fund, Capital Fund, CMA Money Fund, Corporate Intermediate Bond Fund, Global Allocation Fund, Growth Fund for Investment and Retirement, and the Ready Asset Trust Fund and investments in PennFed Financial Services, Inc. common stock are recorded at market value as determined by quoted market prices.

   Purchases and sales of securities are recorded as of the settlement date. There were no material unsettled trades at June 30, 1998 or 1997. Interest income is recorded on the accrual basis. Participant loans receivable are valued at cost which approximates fair value.

   Participant Accounts - Under the trusteeship of Merrill Lynch Trust Company participants may designate their contributions to be invested in any of the following six funds and common stock:

   1. Basic Value Fund - The investment objective of the Fund is to seek capital appreciation and, secondarily, income by investing primarily in equity securities.

   2. Capital Fund - The investment objective of the Fund is to maximize total investment return by shifting emphasis among equity, debt and convertible securities.

   3. Corporate Intermediate Bond Fund - The investment objective of the Fund is to seek current income. The Fund anticipates that under normal circumstances, the majority of its assets will be invested in fixed-income securities, including convertible and nonconvertible debt securities and preferred stock.

   4. Global Allocation Fund - The investment objective of the Fund is to seek a high total investment return utilizing United States and foreign equity, debt and money market securities; the combination of which will vary from time to time both with respect to types of securities and markets in response to changing market and economic trends.

   5. Growth Fund for Investment and Retirement - The investment objectives of the Fund are to seek growth of capital and, secondarily, income by investing in a diversified portfolio of equity securities.

   6. Ready Assets Trust Fund - The investment objectives of the Fund are to seek preservation of capital, liquidity and current income by investing in a diversified portfolio of short-term money market securities.

   7. PennFed Financial Services, Inc. Common Stock - Allows the participants in the Plan to direct the investment of all or a portion of the assets in their Plan accounts to the common stock of PennFed Financial Services, Inc. (the holding company of Penn Federal Savings Bank).

   Benefit Payments - Participants or their designated beneficiary, may elect to receive benefit distributions in either one lump-sum payment; or equal monthly, quarterly, or semi-annual installments, equal to the total value of their separate accounts upon termination of employment, disability or death. If the election is in installments, the account will either be segregated and separately invested by the trustees, or invested in a nontransferable annuity policy.

   During employment and in the event of financial hardship, participants may request payments of their account value; however, this distribution cannot exceed the amount required to relieve the hardship. Such payment is subject to approval by the Plan administrator.

   Benefits Payable - Net assets available for benefits included benefits of $346,859 and $276,987 due to participants who have withdrawn from participation in the Plan, but were not yet paid as of June 30, 1998 and 1997, respectively.

   Administrative Expenses - The Bank has elected to pay administrative expenses on the behalf of the Plan.

   Forfeitures - Forfeitures (the portions of terminated participants' accounts in which they did not have a vested interest) will be used to reduce future Bank contributions.

C. PLAN TERMINATION

   Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants automatically become 100% vested in their accounts.

D. INVESTMENT INCOME

   The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily.

E. TAX STATUS

   The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated December 7, 1995. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

F. SUBSEQUENT EVENT

   As of September 22, 1998, the Board of Directors approved the following two funds as investment options of the Plan:

   1. MFS Emerging Growth Fund - The investment objective of the Fund is to seek long-term growth of capital by investing primarily in common stock.

   2. Massachusetts Investors Trust Fund -The investment objective of the Fund is to seek current income and long-term growth of capital and income by investing primarily in common stock and convertibles.

                                     ******

PENN FEDERAL SAVINGS BANK 401(k) PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Number                          Current
                    Description                                                         of Units         Cost             Value
                    -----------                                                         --------         ----             -----
Investments managed by Merrill Lynch Trust Company:
  Mutual Funds and Equity:
    Growth Fund for Investment and Retirement ..................................      37,844.863      $  819,689      $  915,089
    Global Allocation Fund .....................................................      43,956.416         609,961         643,082
    Basic Value Fund ...........................................................      20,231.043         590,423         825,022
    Capital Fund ...............................................................      14,433.673         432,241         523,654
    Corporate Intermediate Bond Fund ...........................................      24,140.695         274,425         280,032
    Ready Asset Trust Fund .....................................................     253,317.220         253,317         253,317
    CMA Money Fund .............................................................      36,124.000          36,124          36,124
  PennFed Financial Services, Inc. Stock .......................................       8,709.000         148,814         144,238
                                                                                                      ----------      ----------

                                                                                                       3,164,994       3,620,558
Personal loans with interest rates of
  8% to 10 3/4%, with due dates ranging from
  1998 to 2026 .................................................................                          86,530          86,530
                                                                                                      ----------      ----------

                                                                                                      $3,251,524      $3,707,088
                                                                                                      ==========      ==========

PENN FEDERAL SAVINGS BANK 401(k) PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED JUNE 30, 1998
-------------------------------------------------------------------------------------------------------------------

    (a)                                (b)                      (c)            (d)             (g)             (i)
                                                                                                               Net
                                                              Purchase       Selling                          Gain
Identity of Party             Description of Assets            Price          Price           Cost           (Loss)
-----------------             ---------------------            -----          -----           ----           ------
Merrill Lynch               Growth Fund for Investment
                              and Retirement                $ 220,113         $ -             $ -             $ -

Merrill Lynch               Basic Value Fund                  171,604           -               -               -

Merrill Lynch               CMA Money Fund                    651,450           -               -               -

Merrill Lynch               CMA Money Fund                          -     633,730         633,730               -


Note: The above series of transactions exceed in the aggregate 5% of the Plan's net assets available for benefits at the beginning of the year ended June 30, 1998.

                                  EXHIBIT INDEX


 Exhibit
 Number

    23                 Consent of Deloitte & Touche LLP